SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant To Section 12(g) of the Securities Exchange Act of 1934


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                               Thor Ventures Corp.


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         Florida                                    98-0211356
(Jurisdiction of Incorporation)         (I.R.S. Employer Identification No.)


24843 Del Prado, Suite 318, Dana Point CA                     92629
(Address of principal executive offices)                   (Zip Code)


Registrant's telephone number, including area code:      (949) 248-1765



The following Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                    5,917,000

                                December 28, 1999


    The EXHIBIT INDEX is located at page 42 - of this Registration Statement

                                        1

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                                     PART I
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                          Unnumbered Item: Introduction

     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for continued quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Registrant's common stock is presently quoted on the OTCBB. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Commission and be and become information that the public can access easily. This Issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

     This Registrant may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this Registrant is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.

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                        Item 1. Description of Business.
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(a)  Business Development.

     (1) Form and Year of Organization. Thor Ventures Corp. ("the Registrant") was incorporated in Florida on September 12, 1989. The Registrant had no business plan or business activities until April 9, 1998. On April 9, 1998, the Registrant acquired a 35% equity interest in Job Industries Ltd. ("Job") from Stamford International Inc. ("Stamford") for Cdn$2,400,000 (approximately US$1,685,393). Job is a British Columbia incorporated public company listed on the Vancouver Stock Exchange. Job owns 92.5% of IXTAL Blast Technology Corporation which has a number of patents concerning its Crystalline Ice Blast Technology used in industrial surface cleaning, stripping and preparation processes. The Registrant acquired 5,905,250 common shares and warrants to purchase an additional 1,880,000 shares of Job in a private transaction with Stamford. On June 2, 1998, 650,000 of the warrants were exercised and the balance of the warrants expired. As a result of this acquisition, the Registrant owned 6,555,250 common shares of Job. As consideration for the securities, the Registrant issued 3,425,000 common shares to settle Cdn$1,215,875 (US$856,250) in debt owed to four creditors of Stamford, and issued a promissory note to Stamford for the remaining Cdn$1,253,225 (US$880,074). Thor acquired the shares for investment purposes and all of these shares have since been sold to cover debts in connection with this transaction. SEE NOTES 4-6 INCLUSIVE IN

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THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1998 FOR FURTHER
EXPLANATION OF THIS TRANSACTION.

     On May 31, 1999, the Registrant issued 4,000,000 restricted common shares in exchange for all of the issued and outstanding shares of IWT Pharma Corp. and 100,000 shares as a finder's fee to Canaccord Securities. In November, 1999, this transaction was terminated and the 4,100,000 shares were returned to the Registrant and cancelled.

     To date the Registrant has not succeeded in launching operations pursuant to its original business plan, and that plan was abandoned on November 30, 1999. Management is presently engaged in a search for a profitable business opportunity, by acquisition or combination.

     After abandoning its business plan, it became a company whose business plan was to find a profitable business combination. As a practical matter, the Registrant is required to register its common stock pursuant to ss.12(g) of the 1934 Act, and to pursue continued acceptance for quotation on the OTCBB if it is to have any chance to compete with other issuers or registrants, for business combinations by reverse acquisition. There are no lock-up or shareholder pooling agreements between or among shareholders of this Registrant. All shares are owned and controlled independently by the persons to whom they are issued. This Registrant has no Internet address.

     Founders Shares: On August 2, 1991, the Registrant issued 1,000,000 shares of common stock pursuant to section 4(2) of the Securities Act of 1933 for services valued at $1,000. 950,000 of these shares were issued to the company's President and sole Director, Eric P. Littman, and 25,000 of these shares were issued to his wife, Jayne Littman. These 975,000 shares were affiliate restricted. 25,000 shares in the initial issuance were issued to 25 non-affiliated investors.

     Further Issuances: On April 29, 1998, the Registrant issued 3,525,000 shares of it's $0.01 par value common stock at a price of $0.25 per share for an assignment of receivables in the amount of $856,250 and for cash in the amount of $25,000, pursuant to Regulation D, Rule 504, promulgated by the Commission pursuant to section 3(b) of the 1933 Act.

     On March 26, 1999, the Registrant issued 1,180,000 shares of it's $0.01 par value common stock at a price of $0.10 per share to various shareholders for cash in the amount of $118,000, also pursuant to Rule 504.

     On June 10, 1999, the Registrant acquired all of the issued and outstanding shares of IWT Pharma Corp., in exchange for 4,000,000 shares of its $0.01 par value common stock. In addition, the Registrant issued 100,000 shares for finders' fees. These shares have since been returned to the Registrant for cancellation.

     On September 14, 1999, the Registrant issued 73,000 shares of its $0.01 par value common stock at a deemed value of $73,000 to settle a portion of their accounts payable.

     On October 28, 1999, the Registrant issued 139,000 shares of its common stock to a single sophisticated investor pursuant to Regulation D, Rule 506 in a private placement for $139,000. See

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Note 11 to Financial Statement of September 30, 1999, for further description of this issuance which was used to settle debt.

     As a result of the foregoing, on this date the Registrant had 5,917,000 shares issued and outstanding, among approximately 35 shareholders.

        ==============================================================
                  Issuance:
              Reference Number                              Original
                  Exemption                                Issuances
        --------------------------------------------------------------
                  1-ss.4(2)                                1,000,000
        --------------------------------------------------------------
                  2-Rule 504                               3,525,000
        --------------------------------------------------------------
                  3-Rule 504                               1,180,000
        --------------------------------------------------------------
                 4-Rule 504                                4,100,000
        --------------------------------------------------------------
               5-Cancellation                              4,100,000
        --------------------------------------------------------------
                   6-ss.4(2)                                  73,000
        --------------------------------------------------------------
                  7-ss.4(2)                                  139,000
        --------------------------------------------------------------
                   Totals                                  5,917,000
        ==============================================================

     Substantially all of its non-affiliate owned shares have become or were from issuance free of restriction in conformity with Rule 144, and might be resold in brokerage transactions, in compliance with that Rule. Please see ITEM 8 of this PART I, DESCRIPTION OF SECURITIES, for more information.

     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

(b) Business of the Issuer. This Registrant has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. It has no day to day operations at the present time. Its officers and directors devote only insubstantial time and attention to the affairs of this Issuer at the present time, for the reason that only such attention is presently required. Management has adopted a conservative and patient policy of seeking opportunities of exceptional quality, in management's view, and to accept that it may have to wait longer, as a result, before consummating any transactions to create profitability for its shareholders. For continued quotation on the OTC Bulletin Board on or after April of 2000, Management has determined that it must so qualify itself by this 1934 Act Registration of its common stock, as a class, pursuant to ss.12(g) of the Securities Act of 1934, before it can present itself as a viable competitor in the reverse acquisition arena.

     Limited Scope and Number of Possible Acquisitions: The Registrant does not intend to restrict its consideration to any particular business or industry segment, and the Registrant may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of the Registrant's limited resources, the scope and number of suitable candidate business ventures available

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will be limited accordingly, and most likely the Registrant will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Registrant will not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit the Registrant to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Registrant will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Registrant may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Registrant may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     Probable Industry Segments for Acquisition. While the Registrant does not intend to rule out its consideration to any particular business or industry segment, Management has determined to focus its principal interest in evaluating development stage companies in the electronic commerce, high-technology, communication technologies, information services and internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     Reporting under the 1934 Act. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8- K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

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     Transactions with Management. There is no present or foreseeable potential that this Registrant will acquire a target business or company in which its present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length acquisition of business assets owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transactions do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public issuers amenable to reverse merger transactions.

     Finders fee for Management. No finder's fees will be payable to Management in connection with any forseeable reverse acquisition. Management is identified with the principal shareholder. The Principal Shareholder's remaining share ownership following any reverse acquisition, and the Principal Shareholder might be expected to sell its controlling interest for consideration from the acquiring shareholders of the acquisition target. Depending on the quality of the target company, the principal shareholder may sell all, some, or none of the control block, as matters for arm's length deal-making, when it comes to that stage. Additionally, the Principal Shareholder is the Principal Consultant and provides, has provided and may provide corporate services to the Registrant, billable hourly in an established and customary manner. No finders fees, commissions or other bonuses to Management, Principal Shareholder, or affiliates, for securing or in connection with any acquisition, will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable.

     Consultants. The Registrant has no consultants.

     Loan Financing not anticipated. There are no foreseeable circumstances under which loan financing will be sought or needed during Registrant's present development stage.

     Dependence on Management. This Registrant is required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, and also Item 7 of this Part, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     (1) Principal Products or Services and their Markets. None.

     (2) Distribution Methods of the products or services. None.

     (3) Status of any publicly announced new product or service. None.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. This Registrant became a candidate for reverse acquisition transactions only this past October. Management, in evaluating market conditions and unsolicited proposals, has formed the

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estimate that the selection of a business combination is probable within the next twelve months. There is no compelling reason why this Registrant should be preferred over other reverse-acquisition public corporation candidates. It has no significant pool of cash it can offer and no capital formation incentive for its selection. It has a limited shareholder base insufficient for acquisition targets wishing to proceed for application to NASDAQ. In comparison to other "public shell companies" this Registrant is unimpressive, in the judgment of management, and totally lacking in unique features which would make it more attractive or competitive than other "public shell companies". While management believes that the competition of other "public shell companies" is intense and growing, it has no basis on which to quantify its impression. This Registrant is not desperate or overly eager to find a business partner, and its management has resolved to allow such time as may be required to find an opportunity of superior value and potential. Notwithstanding the confidence of management in its knowledge, skill and that of its consultants and principal shareholder, there can be no assurance that this Issuer will prove competitively attractive to the kinds of transactions it seeks. Please See Item 2 of this part, MANAGEMENT'S DISCUSSION AND ANALYSIS, for more information and disclosure.

     (5) Sources of and availability of raw Materials and the names of principal suppliers. Not Applicable.

     (6) Dependence on one or a few major customers. Not Applicable.

     (7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. None.

     (8) Need for any government approval of principal products or services and status. Not Applicable.

     (9) Effect of existing or probable governmental regulations on the business. Not Applicable. However, this Issuer would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports required to be filed with the Commission. This Issuer wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this Issuer will be eligible for continued quotation on the OTCBB for the purchase and sale of the shares of its common stock in brokerage transactions. In connection with such continuation on the OTCBB, this Registrant would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the Registrant's affairs.

     (10) Estimate of amount spent on research and development in each of last two years. None.

     (11) Costs and effects of compliance with environmental laws. Not
Applicable

     (12) Number of total employees and full-time employees. None. The Registrant has one officer who serves for compensation.

     (13) Year 2000 Compliance, effect on customers and suppliers. None. The Issuer has no computers or digital equipment of its own, nor suppliers or customers. Accordingly, the Issuer has

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determined that it is faced with no year 2000 compliance issues other than those shared by the public in general.

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        Item 2. Managements Discussion and Analysis or Plan of Operation.
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(a) Plan of Operation. This Registrant has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders.

     (1) Plan of Operation for the next twelve months. This Issuer's Management, and this Issuer's Principal shareholder are in continuous receipt of proposals from high-technology, telecommunication and internet projects, some new start-up, some with significant research and development in progress. It has not been and is not believed to be necessary for this Issuer to advertise, or for management to travel in search of candidates. It is likely that management might travel in connection with a candidate it intends to select and with which it intends to enter into a committed relationship. Extensive due diligence and evaluation of proposals is made by the principal shareholder in connection with its own business, and perforce for the benefit of this Issuer.

          (i) Cash Requirements and of Need for additional funds, twelve months. This Registrant has no immediate or forseeable need for additional funding, from sources outside of its circle of shareholders, and their consultants, during the next twelve months. The expenses of its audit, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, have been and continue to be advanced by its management and principal shareholder. No significant cash or funds are required for its Management to evaluate possible transactions. Management reports that proposals are regularly made to management and that it has not proven necessary for management to engage in costly search procedures. The Issuer enjoys the non-exclusive use of office, telecommunication and incidental supplies of stationary, provided by its Officer and Attorneys.

               In the event, contrary to the expectation of management, that no combination is made within the next twelve months, this Issuer may be forced to deal with minimal costs involved in maintenance of corporate franchise and filing reports as may be required, when and if this 1934 Act registration is effective. Should this become necessary, the maximum amount of such advances is estimated not to exceed $20,000. These expenses would involve legal and auditing expenses. The Consultant and Counsel have agreed, informally, to defer compensation, pending acquisition. It is possible that any advances may be settled by compensation in common stock. Should further auditing be required, such services by the Independent Auditor may not be the subject of deferred compensation.

     The following language is found in Note 1 of the financial statement as of December 31, 1998, of the independent auditor: "The Company was organized on September 12, 1989, under the laws of the State of Florida, as Thor Ventures Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company."

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     After some unsuccessful efforts to launch operations, the original business plan was abandoned on or about November 30, 1999. The Registrant has no present business or business plan other than to seek a profitable business combination, most likely in a reverse acquisition or similar transaction. Accordingly, its plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. The Issuer will be concentrating on selecting a business combination candidate, when its 1934 Act Registration is effective and complete. No current fund raising programs are being conducted or contemplated before merger, acquisition or combination is announced, and then any such capital formation would be offered to investors based upon the assets and businesses to be acquired, and not on this Registrant in its present condition, without businesses, revenues, or income producing assets.

     It is unlikely that this company can attract capital before it identifies an acquisition target. It is likely that this company can attract capital when it has done so, based upon the attractiveness of businesses and assets to be acquired.

     This Issuer does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in the compelling interest of this Issuer to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended application for submission be effective.

          (ii) Summary of Product Research and Development. None.

          (iii) Expected purchase or sale of plant and significant equipment. None.

          (iv) Expected significant change in the number of employees. None.

(b) Discussion and Analysis of Financial Condition and Results of Operations.

          (i) Operations and Results for the past two fiscal years. This Registrant has not succeeded in launching operations during the past two fiscal years. It has had no revenues during these periods. It has incurred some expenses during these periods.

                                 =======================================
                                    1998              1997
========================================================================
Auditing and Legal Fees            $13,821            -0-
------------------------------------------------------------------------
Bank Charges                        53,568            -0-
------------------------------------------------------------------------
Management Fees                     16,179            -0-
------------------------------------------------------------------------
Office Expense                       1,000            -0-
------------------------------------------------------------------------
TOTALS                             $84,568            -0-
========================================================================

          (ii) Future Prospects. The Registrant is unable to predict when it may participate in a business opportunity. The reason for this uncertainty arises from its limited resources, and competitive disadvantages with respect to other public or semi-public issuers.

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          Notwithstanding the foregoing cautionary statements, assuming the continuation of current conditions, this Issuer would expect to proceed to select a business combination within no sooner than six months nor expect to close an acquisition in a shorter period than within the next twelve months. It cannot attract a partner before it can perfect the continued quotation of its common stock on the OTCBB by this 1934 Act Registration.

(c) Reverse Acquisition Candidate. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this Issuer to the acquisition target company or ownership group. It is called a reverse- acquisition because it would be an acquisition by this Issuer in form, but would be an acquisition of this Issuer in substance. Capital formation issues for the future of this Issuer would arise only when targeted business or assets have been identified. Until such time, this Issuer has no basis upon which to propose any substantial infusion of capital from sources outside of its circle of affiliates.

     Targeted acquisitions for stock may be accompanied by capital formation programs, involving knowledgeable investors associated with or contacted by the owners of a target company. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Issuer for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure of and reliance on the businesses and assets to be acquired, and not upon the present or future condition of this Issuer without revenues or substantial assets.

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                        Item 3. Description of Property.
--------------------------------------------------------------------------------

     The Issuer has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys.

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     Item 4. Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. These following 5% or more shareholders are unrelated to Management or to its sole consultant. Neither management, nor any affiliate of management, or of the consultant to management, has any interest in any of the following shareholders, nor do any of the following shareholders possess any interest or affiliation with either management or its consultant.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

           ========================================================
              5% Owners                       # Shares   % of Total
           --------------------------------------------------------
           Brown Brothers Harriman             975,000       16.48
           63 Wall Street
           8th Floor
           New York, NY 10005
           -------------------------------------------------------
           Jeffrey Webb                        900,000       15.21
           618-668 W. Hastings Street
           Vancouver BC Canada V6B 1P1
           -------------------------------------------------------
           Swiss American Securities         1,799,500       30.41
           100 Wall Street
           New York, NY 10005
           -------------------------------------------------------
           Total 5% Owners                   3,674,500       62.10
           -------------------------------------------------------
           Total Issued and Outstanding      5,917,000      100.00
           =======================================================


(b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant.

        ===================================================================
        Name and Address of Beneficial Owner           Actual             %
                                                       Shares
                                                       Owned
        -------------------------------------------------------------------
        Nora Coccaro(1)                                  -0-           0.00
        1177 W. Hastings, Suite 1818
        Vancouver BC V6E 2K3
        ===================================================================
        All Officers and Directors as a Group              0           0.00
        ===================================================================
        Total Shares Issued and Outstanding        3,167,800         100.00
        ===================================================================

(1) The Board of Directors has authorized the issuance of 100,000 shares to Ms. Coccaro but these shares have not been issued as of this date.

(c) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. The Issuer is searching for a profitable business opportunity. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that this Issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this Issuer to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this Issuer in form, but would be an acquisition of this Issuer in substance.

--------------------------------------------------------------------------------
      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

     The following person is the sole Officer/Director of Registrant, to serve until her successor(s) might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

     Nora Coccaro (age 43) is the sole Director and corporate President of Registrant. She grew up in Montevideo, Uruguay, where she attended medical school at the University of Uruguay. She has been involved in the North and South American financial communities for the past 15 years during which time she has gained extensive experience in management of public companies and particularly in Canadian and American mining activities in South America. She was Venezuelan Operations Manager of Ourominas Minerals Inc. from 1995 until 1997. In 1996 and 1997, she was retained by Homestake Mining Registrant as consultant in Central America to review mineral title administration procedures, land status and market research. In 1998, Ms. Coccaro was appointed Director of Americana Gold & Diamond Holdings, Inc. a Nasdaq Bulletin Board company and from 1998 until May 1999 she was Director and Executive Vice-President of Black Swan Gold Mines, a Toronto Senior company. Since September 1998 she also served as the Consul of Uruguay to Western Canada. Ms. Coccaro is also a director and corporate secretary of another unrelated public company, Net Master Consultants, Inc. (OTCBB-NMST).

--------------------------------------------------------------------------------
                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------

     Nora Coccaro is compensated by this Registrant at a rate of $30,000 per year.

--------------------------------------------------------------------------------
             Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------

     During the year 1998, the Registrant paid management fees of $16,179 to a director and former directors. In the first nine months of 1999 consulting fees of $28,801 were paid to a director and former directors of Registrant.

--------------------------------------------------------------------------------
                       Item 8. Description of Securities.
--------------------------------------------------------------------------------

     The Registrant's Capital Authorized and Issued. The Issuer Registrant is authorized to issue 200,000,000 shares of Common Voting Stock, of par value $0.01, of which 5,917,000 are issued and outstanding, as of December 28, 1999, and 500,000 shares of preferred stock, of par value $0.01 and of which no shares are outstanding.

     Common Stock. All shares of Common Stock when issued were fully paid for and non- assessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full.

     Secondary Trading refers to the marketability to resell the securities of this Issuer in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to ss.3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Issuer; however, as to shares owned by affiliates of the Issuer, the second-year limitation of amounts attaches and continues, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

     Unrestricted Shares of Common Stock. 5,917,000 shares of common stock are issued and outstanding, of which 3,674,500 shares are held by affiliates of the Registrant and of which 212,000 shares have been issued pursuant to section 4(2) of the 1933 Securities Act. 2,030,500 shares are owned by non-affiliates of the Registrant and are believed to be unrestricted securities which could be sold in brokerage transaction in compliance with Rule 144. These 2,030,500 shares were issued pursuant to Rule 504 on or before April 6, 1999, and were not, when issued Restricted Securities, as defined by Rule 144(a), or were issued pursuant to ss.4(2) of the 1933 Act more than two years ago. Rule 144 would permit affiliate sales in limited amounts, as discussed in the previous paragraph. Sales in amount limited by Rule 144 are commonly called "dribbling".

     Options and Derivative Securities. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

     Risks of "Penny Stock." The Registrant's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Registrant's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Registrant's common stock to resell their shares to third parties or to otherwise dispose of them.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------

                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
                            and Shareholder Matters.
--------------------------------------------------------------------------------

(a) Market Information. The Common Stock of this Issuer is quoted Over the Counter on the Bulletin Board ("OTCBB") under the trading symbol "THRV". There was no substantial market activity before December, 1998. Based upon standard reporting sources, the following information is provided:

=====================================================================================================
PERIOD              high bid         low bid           period             high bid          low bid
-----------------------------------------------------------------------------------------------------
1st 1998             -0-              -0-              1st 1999            0.75              0.31
-----------------------------------------------------------------------------------------------------
2nd 1998             4.43             0.50             2nd 1999            1.43              0.43
-----------------------------------------------------------------------------------------------------
3rd 1998             4.00             0.04             3rd 1999            1.00              0.53
-----------------------------------------------------------------------------------------------------
4th 1998             3.62             0.31             Dec 1999            0.50              0.375
=====================================================================================================


     The foregoing price information is based upon inter-dealer prices without retail mark-up, mark- down or commissions and may not reflect actual transactions, and is based upon standard reporting sources, taken off the Internet.

(b) Holders. There are presently approximately 35 shareholders of the common stock of this Registrant.

(c) Dividends. No cash dividends have been paid by the Registrant on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

(d) Reverse Acquisitions. A reverse acquisition of a target business or company would be expected to involve a change of control of the Registrant, and the designation of new management. The financial statements of this Registrant would become largely unreflective of the true condition of the Registrant after such an acquisition. Shareholder approval would be solicited, pursuant to the laws of the State of Florida, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of this Registrant. In connection with the solicitation of shareholder approval, whether or not proxies are solicited, the Registrant would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosure would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.

--------------------------------------------------------------------------------
                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer.

--------------------------------------------------------------------------------
             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

--------------------------------------------------------------------------------
                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

     The following disclosure presents:

     (a) The date, title and amount of unregistered securities sold within the past three years.

     (b) Principal Underwriters, if any. If the small business issuer did not publicly offer any securities, identify the persons or class of persons to whom the small business issuer sold the securities.

     No Underwriters or Underwriting. No discounts or commissions.

     (c) For securities sold for cash, the total offering price and the total underwriting discounts or commissions. For securities sold other than for cash, describe the transaction and the type and amount of consideration received by the small business issuer.

     (d) The Section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available.

     (e) If the securities sold are convertible or exchangeable into equity securities, or are warrants or options representing equity securities, disclose the terms of conversion or exercise of the securities.

     There are no convertible or exchangeable securities, warrants or options, except for (1) warrants to acquire 1,762,500 shares of common stock at $1.00 per share, which warrants expire April 14, 2000 and (2) a stock option has been authorized by the Board of Directors for the issuance of up to 1,000,000 shares of common stock at $0.20 per share for officers, directors, consultants and key employees. No written plan is in effect at this date.

===================================================================================================================================
     Date                     Title               Exemption         Price              Amount               Consideration
-----------------------------------------------------------------------------------------------------------------------------------
April 29, 1998            Common Stock            Rule 504           $0.25         3,525,000 shares         $25,000 cash
                                                                                                            and 856,250
                                                                                                            assignment of
                                                                                                            receivables
-----------------------------------------------------------------------------------------------------------------------------------
Purchased by a group of sophisticated investors with pre-existing relationships to management.
===================================================================================================================================

===================================================================================================================================
     Date                     Title               Exemption         Price              Amount               Consideration
-----------------------------------------------------------------------------------------------------------------------------------
March 26, 1999            Common Stock            Rule 504           $0.10         1,180,000 shares         $118,000 cash
-----------------------------------------------------------------------------------------------------------------------------------
Purchases by a group of accredited investors.
===================================================================================================================================


===================================================================================================================================
     Date                     Title               Exemption         Price              Amount               Consideration
-----------------------------------------------------------------------------------------------------------------------------------
Sept. 14, 1999            Common Stock          ss.4(2)              $1.00         73,000 shares            $73,000 (1)
-----------------------------------------------------------------------------------------------------------------------------------
 (1) To settle Accounts Payable.
===================================================================================================================================


===================================================================================================================================
     Date                     Title               Exemption         Price              Amount               Consideration
-----------------------------------------------------------------------------------------------------------------------------------
Oct. 28, 1999             Common Stock          ss.4(2)              $1.00         139,000 shares           $138,720 (2)
-----------------------------------------------------------------------------------------------------------------------------------
 (2) To settle debt.
===================================================================================================================================

               THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------

     "This corporation shall have the power, in it's ByLaws or in any resolution of its stockholders or directors to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance." No indemnification provisions have been adapted in the ByLaws.

               THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

     Audited Financial Statements: for the years ended December 31, 1998, 1997,and 1996 are provided as FINANCIAL STATEMENT: F-1, in the body this filing, following this page, and incorporated herein by this reference as though fully set forth on this page as well.

     Un-Audited Financial Statements: for the months ended September 30, 1999, are provided as FINANCIAL STATEMENT: F-2, in the body of this filings, following F-1, and incorporated herein by this reference as though fully set forth on this page as well.


     Selected Financial Information

                                 ===============================================
                                   9/30/99            12/31/98        12/31/97
================================================================================
Total Assets                      $3,513,301          $198,745                 0
--------------------------------------------------------------------------------
Revenues                                   0                 0                 0
--------------------------------------------------------------------------------
Operating Expenses                  (231,450)          (83,568)                0
--------------------------------------------------------------------------------
Net Earnings or (Loss)               456,088        (1,695,824)                0
--------------------------------------------------------------------------------
Per Share (Loss)                        0.07             (0.49)             0.00
--------------------------------------------------------------------------------
Average Common
Shares Outstanding                 4,737,765         3,443,425         1,000,000
================================================================================


               THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------

                                       F-1

                          AUDITED FINANCIAL STATEMENTS
                                       of
                               Thor Ventures Corp
                      for December 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------

                               THOR VENTURES CORP.


                              FINANCIAL STATEMENTS
                          (A Development Stage Company)


                                DECEMBER 31, 1998

DAVIDSON & COMPANY       Chartered Accountants     A Partnership of Incorporated
Professionals



                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Thor Ventures Corp.
(A Development Stage Company)


We have audited the accompanying balance sheet of Thor Ventures Corp. as at December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thor Ventures Corp. as at December 31, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that Thor Ventures Corp. will continue as a going concern. As discussed in Note 2 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The audited financial statements as at December 31, 1997 and for the years ended December 31, 1997 and 1996 were examined by another auditor who expressed an opinion without reservation on those statements in his report dated March 2, 1998.


                                                          "DAVIDSON & COMPANY"

                                                               /s/
Vancouver, Canada                                         Chartered Accountants

July 9, 1999

                   A Member of Accounting Group International

             Suite 1200, Stock Exchange Tower, 609 Granville Street,
         P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

THOR VENTURES CORP.
(A Development Stage Company)
BALANCE SHEET
AS AT DECEMBER 31

====================================================================================================================================
                                                                                                        1998             1997
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

Investment (Note 4)                                                                                $   198,745          $      --
====================================================================================================================================



LIABILITIES AND STOCKHOLDERS' EQUITY

Current
    Bank indebtedness                                                                              $        47          $      --
    Accounts payable and accrued liabilities                                                            77,198                 --
    Interest payable                                                                                    53,521                 --
                                                                                                   -----------          -----------

                                                                                                       130,766                 --
Promissory note (Note 5)                                                                               882,553                 --
                                                                                                   -----------          -----------

                                                                                                     1,013,319                 --
                                                                                                   -----------          -----------

Stockholders' equity
    Capital stock
       Authorized
             200,000,000 common shares with a par value of $0.01
                 500,000 preferred shares with a par value of $0.01
       Issued and outstanding
          December 31, 1997 - 1,000,000 common shares with a par value of $0.01
          December 31, 1998 - 4,525,000 common shares with a par value of $0.01                         45,250               10,000
    Additional paid-in capital                                                                         837,000               (9,000)
    Deficit accumulated during the development stage                                                (1,696,824)              (1,000)
                                                                                                   -----------          -----------

                                                                                                      (814,574)                --
                                                                                                   -----------          -----------

                                                                                                   $   198,745          $      --
====================================================================================================================================

Subsequent events (Note 9)

On behalf of the Board:



                                              Director
---------------------------------------------


   The accompanying notes are an integral part of these financial statements.

THOR VENTURES CORP.
(A Development Stage Company)
STATEMENT OF OPERATIONS

===============================================================================================================
                                              Cumulative
                                            Amounts from
                                           Incorporation
                                                      on
                                           September 12,
                                                 1989 to        Year Ended       Year Ended        Year Ended
                                            December 31,      December 31,     December 31,      December 31,
                                                    1998              1998             1997              1996
--------------------------------------------------------------------------------------------------------------
EXPENSES
    Accounting and legal fees               $    13,821       $    13,821       $      --          $      --
    Bank and interest charges                    53,568            53,568              --                 --
    Management fees                              16,179            16,179              --                 --
    Office expense                                1,000              --                --                 --
                                            -----------       -----------       -----------        -----------
                                                (84,568)          (83,568)             --                 --


OTHER ITEMS
    Write-down of investment (Note 4)        (1,568,149)       (1,568,149)             --                 --
    Equity loss in investment (Note 4)          (44,107)          (44,107)             --                 --
                                            -----------       -----------       -----------        -----------

Loss for the period                         $(1,696,824)      $(1,695,824)      $      --        $        --
==============================================================================================================

Loss per share                                                $     (0.49)      $      0.00      $        0.00
==============================================================================================================

Weighted average number of shares
    of common stock outstanding                                 3,443,425         1,000,000          1,000,000
==============================================================================================================



   The accompanying notes are an integral part of these financial statements.

THOR VENTURES CORP.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                                                Deficit
                                                                                               Accumulated
                                                     Common Stock              Additional      During the
                                             ----------------------------       Paid-in        Development
                                                 Shares         Amount          Capital           Stage              Total
------------------------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1995, 1996,
         and 1997                              1,000,000      $    10,000      $    (9,000)      $    (1,000)      $      --

     Shares issued for cash                    3,525,000           35,250          846,000              --             881,250

     Loss for the year                              --               --               --          (1,695,824)       (1,695,824)
                                             -----------      -----------      -----------       -----------       -----------

     Balance December 31, 1998                 4,525,000      $    45,250      $   837,000       $(1,696,824)      $  (814,574)
==============================================================================================================================


   The accompanying notes are an integral part of these financial statements.

THOR VENTURES CORP.
(A Development Stage Company)
STATEMENT OF CASH FLOWS

=========================================================================================================================
                                                            Cumulative
                                                          Amounts from
                                                         Incorporation
                                                                    on
                                                         September 12,
                                                               1989 to          Year Ended     Year Ended     Year Ended
                                                          December 31,         December 31,   December 31,   December 31,
                                                                  1998                1998           1997           1996
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
  ACTIVITIES
    Loss for the period                                   $(1,696,824)          $(1,695,824)      $    --       $   --
    Items not involving an outlay of cash:
       Write-down of investment                             1,568,149             1,568,149            --           --
       Equity loss on investment                               44,107                44,107            --           --

    Changes in non-cash working capital items:
       Increase in accounts payable and
         accrued liabilities                                    5,000                 5,000            --           --
       Increase in interest payable                            53,521                53,521            --           --
                                                          -----------           -----------       --------      --------

    Net cash used in operating activities                     (26,047)              (25,047)           --           --
                                                          -----------           -----------       --------      --------


CASH FLOWS FROM FINANCING
  ACTIVITIES
    Issuance of common stock                                   26,000                25,000            --           --
                                                          -----------           -----------       --------      --------


Change in bank indebtedness for the period                        (47)                  (47)           --           --


Bank indebtedness, beginning of period                           --                    --              --           --
                                                          -----------           -----------       --------      --------


Bank indebtedness, end of period                          $       (47)          $       (47)          $-           $-
=========================================================================================================================

Supplemental disclosure with respect to cash flows (Note 6)




The accompanying notes are an integral part of these financial statements.

THOR VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998

================================================================================

1.   HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized September 12, 1989, under the laws of the State of Florida, as Thor Ventures Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On August 2, 1991, the Company issued 1,000,000 shares of its $0.01 par value common stock for services of $1,000.

2.   GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

     ===========================================================================
                                                           1998           1997
     --------------------------------------------------------------------------
     Deficit accumulated during the development stage $ (1,696,824)    $ (1,000)
     Working capital deficiency                           (130,766)         --
     ===========================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES

     Investment

     Investments in other companies where control is temporary or the Company is unable to exercise significant influence are carried using the cost method of accounting. The Company accounts for its investments in companies where it is able to exercise significant influence using the equity method.

     Accounting for derivative instruments and hedging activities

     In June 1998, the Financial Accounting standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     Reporting on costs of start-up activities

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company has not yet determined the affect that the adoption of this Statement will have on its financial statements. THOR VENTURES CORP. (A Development Stage Company) NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31, 1998

THOR VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998

================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Loss per share

     Loss per share is based on the weighted average number of common shares outstanding during the year.

     Comparative figures

     Certain comparative figures have been adjusted to conform to the current year's presentation.

4.   INVESTMENT

     ===========================================================================
                                                    1998             1997
     ---------------------------------------------------------------------------
     Balance, beginning of year                  $      --         $   --

     Equity investment                             1,738,803           --
     Exercise of share purchase warrants              72,198           --
     Equity loss in investment                       (44,107)          --
     Write-down of investment                     (1,568,149)          --
                                                 -----------       --------

     Balance, end of year                        $   198,745       $   --
     ===========================================================================

     During the current year, the Company purchased from Stamford International Inc. ("Stamford") 5,905,250 common shares of Job Industries Ltd. ("Job"), 1,880,000 share purchase warrants of Job and a License Agreement of Job for $1,738,803. In consideration for the above investments, the Company purchased Stamford's debt to four creditors in the amount of $856,250 and issued a promissory note to Stamford in the amount of $882,553 (Note 5).

     In addition, the Company exercised 650,000 of the above share purchase warrants at a price of $0.17 per share. The remaining 1,230,000 share purchase warrants expired during the year.

5.   PROMISSORY NOTE

     The Company issued a Promissory Note to Stamford in the amount of $882,553, bearing interest at 9% per annum, and payable on June 30, 1999. Interest is payable every six months after June 30, 1998. The Company's investment of 3,434,156 shares of Job has been pledged as collateral.

6.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

     ===========================================================================
                                                   1998        1997      1996
     ---------------------------------------------------------------------------
     Cash paid during the period for:
         Income taxes                             $ --       $  --      $ --
         Interest                                   --          --        --
     ===========================================================================

THOR VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998

================================================================================


6.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd.....)

     The following non-cash transactions occurred during the year ended December 31, 1998:

     a) The Company purchased an investment in Job, in consideration for a promissory note to Stamford in the amount of $882,553 and purchased Stamford's debt to four creditors in the amount of $856,250.

     b) The Company issued 3,425,000 shares at a price of $856,250 in exchange for an assignment of receivables from four creditors.

     c) The Company exercised 650,000 share purchase warrants of Job at a cost of $72,198. This amount was included in accounts payable at year end.

     There were no non-cash transactions for the years ended December 31, 1997 and 1996.

7.   WARRANTS

     The Company has 1,762,500 share purchase warrants outstanding, entitling the holders to acquire common shares of the Company at a price of $1.00 per share, expiring on April 14, 2000.

8.   RELATED PARTY TRANSACTION

     During the year ended December 31, 1998, the Company paid management fees of $16,179 (1997 - $Nil; 1996 - $Nil) to a director and former directors of the Company.

9.   SUBSEQUENT EVENTS

     The following events occurred subsequent to December 31, 1998:

     a) The Company issued 1,180,000 common shares of the Company at a price of $0.10 per share for total proceeds of $118,000.

     b) The Company issued 4,100,000 restricted common shares of the Company, pursuant to an agreement with a private company called IWT Pharma Corp., whereby the rights to market Tetrodin in the United States and Canada was assigned to the Company.

     c) As of July 9, 1999, the Company was in default of its Promissory Note to Stamford (Note 5). The Company is in the process of re-negotiating the terms of this agreement.

--------------------------------------------------------------------------------


                                       F-2

                         Un-Audited Financial Statements
                  for the nine months ended September 30, 1999


--------------------------------------------------------------------------------

                               THOR VENTURES CORP.


                              FINANCIAL STATEMENTS
                          (A Development Stage Company)


                               SEPTEMBER 30, 1999

DAVIDSON & COMPANY    Chartered Accountants      A Partnership of Incorporated
Professionals


                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholders of Thor Ventures Corp.
(A Development Stage Company)


We have audited the accompanying balance sheets of Thor Ventures Corp. as at September 30, 1999 and December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the nine month period ended September 30, 1999, the year ended December 31, 1998 and the period from incorporation on September 12, 1989 to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thor Ventures Corp. as at September 30, 1999 and December 31, 1998 the results of its operations and its cash flows for the nine month period ended September 30, 1999, the year ended December 31, 1998 and the period from incorporation on September 12, 1989 to September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Thor Ventures Corp. will continue as a going concern. As discussed in Note 2 to the financial statements, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                           "DAVIDSON & COMPANY"

                                                                /s/
Vancouver, Canada                                          Chartered Accountants

October 13, 1999

                   A Member of Accounting Group International

             Suite 1200, Stock Exchange Tower, 609 Granville Street,
         P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                  Telephone (604) 687-0947 Fax (604) 687-6172

THOR VENTURES CORP.
(A Development Stage Company)
BALANCE SHEETS

===============================================================================================================================
                                                                                               September 30,       December 31,
                                                                                                        1999              1998
-------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current
    Cash                                                                                        $    11,046        $      --

Capital assets                                                                                        2,255               --

Investment (Note 4)                                                                               3,500,000            198,745
                                                                                                -----------        -----------

                                                                                                $ 3,513,301        $   198,745
===============================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

Current
    Bank indebtedness                                                                           $      --          $        47
    Accounts payable and accrued liabilities                                                         42,067             77,198
    Loan payable (Note 5)                                                                           138,720               --
    Interest payable                                                                                   --               53,521
                                                                                                -----------        -----------

                                                                                                    180,787            130,766
Promissory note (Note 6)                                                                               --              882,553
                                                                                                -----------        -----------

                                                                                                    180,787          1,013,319

Stockholders' equity
    Capital stock
       Authorized
             200,000,000 common shares with a par value of $0.01
                 500,000 preferred shares with a par value of $0.01
       Issued and outstanding
          December 31, 1998 - 4,525,000 common shares with a par value of $0.01
          September 30, 1999 - 9,878,000 common shares with a par value of $0.01                     98,780             45,250
    Additional paid-in capital                                                                    4,474,470            837,000
    Deficit accumulated during the development stage                                             (1,240,736)        (1,696,824)
                                                                                                -----------        -----------

                                                                                                  3,332,514           (814,574)
                                                                                                -----------        -----------

                                                                                                $ 3,513,301        $   198,745
===============================================================================================================================

Subsequent events (Note 11)

On behalf of the Board:



                                              Director
--------------------------------------------


   The accompanying notes are an integral part of these financial statements.

THOR VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

====================================================================================================================================
                                                Cumulative
                                              Amounts from
                                             Incorporation
                                                        on
                                             September 12,        Nine Month        Nine Month       Three Month     Three Month
                                                   1989 to      Period Ended      Period Ended      Period Ended    Period Ended
                                             September 30,     September 30,     September 30,     September 30,   September 30,
                                                      1999              1999              1998              1999            1998
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES
    Accounting and legal fees                 $    58,611        $    44,790      $      8,821        $    10,118      $  --
    Bank and interest charges                      53,864                296              --                  111         --
    Consulting fees                               113,014            113,014              --               45,000         --
    Management fees                                16,179               --              16,179               --           --
    Office expense                                 14,231             13,231              --                9,265         --
    Rental expense                                 13,071             13,071              --                5,297         --
    Transfer agent and filing fees                  1,000              1,000              --                  264         --
    Travel and accommodation                       46,048             46,048              --                1,186         --
                                              -----------        -----------      ------------        -----------      -------

                                                 (316,018)          (231,450)          (25,000)           (71,241)        --

OTHER ITEMS
    Write-down of investment
       (Note 4)                                (1,568,149)              --                --                 --           --
    Equity loss in investment
       (Note 4)                                   (44,107)              --                --                 --           --
                                              -----------        -----------      ------------        -----------      -------

                                               (1,612,256)              --                --                 --           --
                                              -----------        -----------      ------------        -----------      -------

    Loss before extraordinary item             (1,928,274)          (231,450)          (25,000)           (71,241)        --

EXTRAORDINARY ITEM
    Gain on settlement of debt
       (Note 6)                                   687,538            687,538              --              687,538         --
                                              -----------        -----------      ------------        -----------      -------

Income (loss) for the period                  $(1,240,736)       $   456,088      $    (25,000)       $   616,297      $  --
==============================================================================================================================
Basic earnings (loss) per share
    before extraordinary item                                    $     (0.03)     $      (0.01)       $     (0.01)     $  --
Extraordinary item                                                      0.10              --                 0.07         --
                                                                 -----------      ------------        -----------      -------

Basic earnings (loss) per share                                  $      0.07      $      (0.01)       $      0.06      $  --
==============================================================================================================================
Fully diluted earnings (loss) per
    share before extraordinary
    item                                                         $     (0.03)     $      (0.01)       $     (0.01)     $  --
Extraordinary item                                                      0.10              --                 0.07         --
                                                                 -----------      ------------        -----------      -------

Fully diluted earnings (loss) per
    share                                                        $      0.07      $      (0.01)       $      0.06      $  --
==============================================================================================================================


   The accompanying notes are an integral part of these financial statements.

THOR VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

====================================================================================================================================

                                                                                                        Deficit
                                                                                                      Accumulated
                                                              Common Stock             Additional       During the
                                                       --------------------------       Paid-in        Development
                                                        Shares           Amount         Capital           Stage           Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995, 1996,
    and 1997                                            1,000,000     $    10,000     $    (9,000)     $    (1,000)     $      --

    Shares issued for receivables                       3,500,000          35,000         821,250             --            856,250

    Shares issued for cash                                 25,000             250          24,750             --             25,000

    Loss for the year                                        --              --              --         (1,695,824)      (1,695,824)
                                                      -----------     -----------     -----------      -----------      -----------

Balance December 31, 1998                               4,525,000          45,250         837,000       (1,696,824)        (814,574)

Issuance of common stock
    For cash in March 1999 at $0.10
       per share                                        1,180,000          11,800         106,200             --            118,000

    For the exchange of all issued shares
       of IWT Pharma Corp.                              4,000,000          40,000       3,460,000             --          3,500,000

    For finders fee                                       100,000           1,000          (1,000)            --               --

    For settlement of indebtedness                         73,000             730          72,270             --             73,000

    Income for the period                                    --              --              --            456,088          456,088
                                                      -----------     -----------     -----------      -----------      -----------

Balance, September 30, 1999                             9,878,000     $    98,780     $ 4,474,470      $(1,240,736)     $ 3,332,514
====================================================================================================================================


   The accompanying notes are an integral part of these financial statements.

THOR VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

====================================================================================================================================
                                                                                Cumulative
                                                                              Amounts from
                                                                             Incorporation
                                                                                        on
                                                                             September 12,          Nine Month           Nine Month
                                                                                   1989 to        Period Ended         Period Ended
                                                                             September 30,       September 30,        September 30,
                                                                                      1999                1999                 1998
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Income (loss) for the period                                                $(1,240,736)        $   456,088         $   (25,000)
    Items not involving an outlay of cash:
       Write-down of investment                                                   1,568,149                --                  --
       Equity loss on investment                                                     44,107                --                  --
       Gain on settlement of debt                                                  (687,538)           (687,538)               --

    Changes in non-cash working capital items:
       Increase in accounts payable and accrued liabilities                          42,869              37,869                --
       Increase in interest payable                                                  53,521                --                  --
       Increase in loan payable                                                     138,720             138,720                --
                                                                                -----------         -----------         -----------

    Net cash used in operating activities                                           (80,908)            (54,861)            (25,000)
                                                                                -----------         -----------         -----------


CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of capital asset                                                        (2,255)             (2,255)               --
    Promissory note                                                                 (49,791)            (49,791)               --
                                                                                -----------         -----------         -----------

    Net cash used in investing activities                                           (52,046)            (52,046)               --
                                                                                -----------         -----------         -----------


CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of common stock                                                        144,000             118,000              25,000
                                                                                -----------         -----------         -----------

    Net cash provided by financing activities                                       144,000             118,000              25,000
                                                                                -----------         -----------         -----------


Change in cash for the period                                                        11,046              11,093                --


Cash, beginning of period                                                              --                   (47)               --
                                                                                -----------         -----------         -----------


Cash, end of period                                                             $    11,046         $    11,046         $      --
====================================================================================================================================

Supplemental disclosure with respect to cash flows (Note 8)

   The accompanying notes are an integral part of these financial statements.

THOR VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 1999

================================================================================

1.   HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized on September 12, 1989, under the laws of the State of Florida, as Thor Ventures Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On August 2, 1991, the Company issued 1,000,000 shares of its $0.01 par value common stock for services received, in the amount of $1,000.

     On April 29, 1998, the Company issued 3,525,000 shares of its $0.01 par value common stock at a price of $0.25 per share for an assignment of receivables in the amount of $856,250 and for cash in the amount of $25,000.

     On March 26, 1999, the Company issued 1,180,000 shares of it's $0.01 par value common stock at a price of $0.10 per share to various shareholders for cash in the amount of $118,000.

     On June 10, 1999, the Company acquired all of the issued and outstanding shares of IWT Pharma Corp, in exchange for 4,000,000 shares of its $0.01 par value common stock. In addition, the Company issued 100,000 shares for finders' fees.

     On September 14, 1999, the Company issued 73,000 shares of its $0.01 par value common stock at a deemed value of $73,000 to settle a portion of their accounts payable.

2.   GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

     ===========================================================================
                                                      September 30, December 31,
                                                              1999         1998

     Deficit accumulated during the development stage  $(1,240,736) $(1,696,824)
     ---------------------------------------------------------------------------
     Working capital deficiency                           (169,741)    (130,766)
     ===========================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES

     Investment

     Investments in other companies where control is temporary or the Company is unable to exercise significant influence are carried using the cost method of accounting. The Company accounts for its investments in companies where it is able to exercise significant influence using the equity method.

     Cash and cash equivalents

     The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

THOR VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 1999

================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     Accounting for derivative instruments and hedging activities

     In June 1998, the Financial Accounting standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

     Reporting on costs of start-up activities

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle.

     Income/loss per share

     Loss per share is based on the weighted average number of common shares outstanding during the year. For the nine month periods ended September 30, 1999 and 1998 and the three month periods ended September 30, 1999 and 1998, the weighted average number of shares outstanding was 7,023,930, 3,782,108, 9,865,304 and 4,525,000, respectively.

     Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year. For the nine month periods ended September 30, 1999 and 1998 and the three month periods ended September 30, 1999 and 1998, this calculation proved to be anti-dilutive.

     Comparative figures

     Certain comparative figures have been adjusted to conform to the current period's presentation.

     Capital assets

     Capital assets will be recorded at cost less accumulated depreciation. The cost of capital assets is depreciated over the estimated useful life of the asset.

THOR VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 1999

================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     Income taxes

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

4.   INVESTMENT

     ===========================================================================
                                                  September 30,    December 31,
                                                          1999            1998
     ---------------------------------------------------------------------------
     Balance, beginning of period                   $   198,745    $      --

     Equity investment                                3,500,000      1,738,803
     Exercise of share purchase warrants                   --           72,198
     Equity loss in investment                             --          (44,107)
     Write-down of investment                              --       (1,568,149)
     Shares exchanged to settle debt                   (198,745)          --
                                                    -----------    -----------

     Balance, end of period                         $ 3,500,000    $   198,745
     ===========================================================================

     During the period, the Company delivered all of its 6,555,250 common shares of Job Industries Ltd. ("Job") in the amount of $198,745 to settle a note payable to Stamford International Inc. ("Stamford") in the amount of $832,762, plus interest payable in the amount of $53,521. As a result, the Company incurred a gain on settlement of debt in the amount of $687,538.

     In addition, the Company issued 4,000,000 shares of its $0.01 par value common stock in exchange for all of the issued and outstanding shares of IWT Pharma Corporation at a deemed value of $3,500,000.


5.   LOAN PAYABLE

     The loan payable of $138,720 is non-interest bearing and contains no terms of repayment.

THOR VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 1999

================================================================================


6.   PROMISSORY NOTE

     During fiscal 1998, the Company issued a promissory note to Stamford in the amount of $882,553, bearing interest at 9% per annum.

     During the period, the Company settled the note payable to Stamford plus accrued interest of $53,521 in consideration for $49,791 (CDN $75,000) and all of its investment in common shares of Job valued at $198,745, which resulted in a gain on settlement of debt in the amount of $687,538.

7.   RECONCILIATION OF WEIGHTED AVERAGE AND FULLY DILUTED COMMON SHARES

     ==============================================================================================================
                                                       Nine Month       Nine Month      Three Month      Three Month
                                                     Period Ended     Period Ended     Period Ended     Period Ended
                                                    September 30,    September 30,    September 30,    September 30,
                                                             1999             1998             1999             1998
     ---------------------------------------------------------------------------------------------------------------
     Weighted average number of common

         shares used in basic EPS                       7,023,930         3,782,108       9,865,304       4,525,000

     Effect of dilutive securities
         Warrants                                            --             955,657            --              --
                                                        ---------         ---------       ---------       ---------
     Weighted average number of common
         shares and dilutive potential common
         shares used in diluted EPS                     7,023,930         4,737,765       9,865,304       4,525,000
     ==============================================================================================================

8.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

     ===========================================================================
                                                  September 30,    September 30,
                                                          1999             1998
     ---------------------------------------------------------------------------
     Cash paid during the period for:
          Income taxes                              $     -           $    -
          Interest                                        -                -
     ===========================================================================


     The following non-cash transaction occurred during the nine month period ended September 30, 1999:

     a) The Company settled its promissory note to Stamford in the amount of $832,763 plus accrued interest payable in the amount of $53,521 in consideration for its investment in common shares of Job with a book value of $198,746 resulting in a gain on settlement of debt in the amount of $687,538.

     b) The Company issued 4,000,000 common shares at a deemed value of $3,500,000 to acquire a 100% interest in a private company called IWT Pharma Corp.

THOR VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 1999

================================================================================


8.   SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd.....)

     c) The Company issued 100,000 common shares of its $0.01 par value common stock as a finders' fee at a deemed value of $1,000.

d) The Company issued 73,000 shares of common stock at a deemed value of $73,000 to settle accounts payable in the amount of $72,198.

     The following non-cash transactions occurred during the nine month period ended September 30, 1998:

     a) The Company acquired 5,905,250 common shares of Job by issuing a promissory note to Stamford in the amount of $882,553 and the acquisition of Stamford's debt to four creditors in the amount of $856,250.

     b) The Company issued 3,425,000 shares at a price of $856,250 in exchange for an assignment of receivables from four creditors.

     c) The Company exercised 650,000 share purchase warrants of Job at a costs of $72,198. This amount was included in accounts payable during the period.

9.   WARRANTS

     The Company has share purchase warrants outstanding, entitling the holders to acquire 1,762,500 common shares of the Company at a price of $1.00 per share, expiring on April 14, 2000.


10.  RELATED PARTY TRANSACTION

     During the nine month period ended September 30, 1999, the Company paid management fees of $Nil (1998 - $16,179) to a director and former directors of the Company.

     During the nine month period ended September 30, 1999, the Company paid consulting fees of $28,801 (1998 - $Nil) to a director and former directors of the Company.


11.  SUBSEQUENT EVENTS

     The following events occurred subsequent to September 30, 1999:

     a) As of October 13, 1999, the Company has entered into a private placement agreement to issue 139,000 shares. All shares in the private placement will have a purchase price of $1.00 per share for an aggregate purchase price of $139,000. This private placement will be used to settle the loan payable of $138,720.

     b) The Company plans to cancel shares issued in their investment in the private company IWT Pharma Corporation.

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------
                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------
                                  Exhibit Index

================================================================================
  EXHIBIT               TABLE CATEGORY  /  DESCRIPTION OF EXHIBIT          PAGE
   TABLE                                                                  NUMBER
     #
--------------------------------------------------------------------------------
                   [2] ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
    2.1    ARTICLES OF INCORPORATION                                        44
--------------------------------------------------------------------------------
    2.2    BY-LAWS                                                          49
================================================================================

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                               THOR VENTURES CORP.



                                       by


                               /s/ Nora Coccaro
                           ---------------------------
                                  Nora Coccaro
                           Sole Director and President


                                       43